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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Union National Financial Corporation
(Name of Issuer)
Common Stock, par value $.25 per share
(Title of Class of Securities)
907647101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	907647101	Page	2	of	6

1	NAMES OF REPORTING PERSONS Donegal Mutual Insurance Company 23-1336198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	5	SOLE VOTING POWER

NUMBER OF		248,999

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		248,999

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	248,999

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IC

Schedule 13G	Page 3 of 6
CUSIP NO. 907647101

Item 1.
	(a)	Name of Issuer:

Union National Financial Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

570 Lausch Lane
Lancaster, Pennsylvania 17601

Item 2.

	(a)	Name of Person Filing:

Donegal Mutual Insurance Company

	(b)	Address of Principal Business Office, if none, Residence:

1195 River Road
Marietta, Pennsylvania 17547

	(c)	Citizenship:

Pennsylvania

	(d)	Title of Class of Securities:

Common Stock, par value $.25 per share

	(e)	CUSIP Number:

907647101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

Schedule 13G	Page 4 of 6
CUSIP NO. 907647101

(c)	☑	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount beneficially owned:

248,999 shares

	(b)	Percent of Class:

9.8%

	(c)	Number of Shares as to which the person has:

i.	Sole power to vote or to direct the vote:

248,999 shares

ii.	Shared power to vote or to direct the vote:

none

Schedule 13G	Page 5 of 6
CUSIP NO. 907647101

iii.	Sole power to dispose or to direct the disposition of:

248,999 shares

iv.	Shared power to dispose or to direct the disposition of:

none

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the report person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 6 of 6
CUSIP NO. 907647101
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY
Date: February 13, 2008	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice
President and Chief Financial Officer